Please note that this letter and other documents are in draft form, and in no way reflect the Company’s or Fund management’s final intent with respect to the filing discussed herein.

Baird Funds, Inc.
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

October 27, 2021

VIA EDGAR TRANSMISSION

Ms. Valerie Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Baird Funds, Inc. (the “Company”)
File Nos. 333-40128; 811-09997

Dear Ms. Lithotomos:

Pursuant to Section 14(a) of the Securities Exchange Act of 1934, transmitted herewith by the Company on behalf of its series, the Baird SmallCap Value Fund (the “Fund”), is a Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”), in response to your oral comments of October 14, 2021 regarding the preliminary proxy statement filed by the Company, on behalf of the Fund, on October 6, 2021. For your convenience, your comments have been reproduced with the Company’s responses following each comment. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Definitive Proxy Statement.

1.Staff Comment: The Staff notes that under the new advisory agreement, the annual advisory fee paid by the Fund is proposed to increase, but that the Advisor has agreed to limit the Fund’s annual operating expenses. If the Advisor has the ability to recoup amounts waived or reimbursed under the agreement, please disclose the terms of the recoupment wherever the waiver is discussed (for example, in the letter to shareholders and on page 2 of the Proxy Statement).

Response: The Company responds by noting that, as disclosed in the Proxy Statement under the section titled “Expense Cap/Reimbursement Agreement,” under the new expense cap/reimbursement agreement, the Advisor is not entitled to recoup any fees waived or expenses reimbursed under the agreement. Accordingly, no revisions are necessary in response to this comment.

2.Staff Comment: In the letter to shareholders and under the “Background to Proposals” section of the Proxy Statement, please disclose the prior advisory fee when discussing the new advisory fee.

Response: The Company responds by revising the disclosure as follows in both sections:

“As a result of the new investment advisory agreement and the retention of Greenhouse, the annual advisory fee rate paid by the Fund is proposed to increase from 0.85% to 1.25%.”

3.Staff Comment: The Staff notes that existing Investor Class shareholders will have their shares converted to Institutional Class shares. The Staff notes that such a conversion does not need a separate proposal; however, please supplementally explain why the conversion is permitted (for example, permissible under the Company’s organizational documents. In addition, if there is an effect on shareholders as a result of the conversion, please disclose.

Response: The Company responds supplementally that the conversion is permissible in accordance with Sections 180.0602(1)(c) and 180.1002(8) of the Wisconsin Business Corporation Law and Article IV(B)(1) of the Company’s Amended and Restated Articles of Incorporation. The Company also notes that the conversion will benefit Investor Class shareholders because they will become shareholders of the lowest expense share class available after the conversion and implementation of the new fee structure for the Fund.

The Company further responds by revising the disclosure as follows under the “Background to Proposals” section:

“The Board also approved a Plan of Conversion for the Fund, pursuant to which shareholders holding Investor Class shares of the Fund would have their shares automatically converted into Institutional Class shares of the Fund, subject to shareholder approval of the new investment advisory and subadvisory agreements. The conversion is not a taxable event. No sales load, fee or other charges will be imposed in connection with the conversion and the investment minimum for the Institutional Class shares will be waived for shareholders who currently hold Investor Class shares of the Fund. Additionally, the conversion will not affect the preferences, limitations and relative rights, in whole or in part, of shareholders who hold Investor Class shares. It is expected that the share class conversion will take place concurrent with the retention of Greenhouse as subadvisor to the Fund. Following the conversion, the investment minimums will permanently be waived for former Investor Class shareholders and as shareholders of the Institutional Class, they will no longer be subject to a Rule 12b-1 fee.”

4.Staff Comment: The Proxy Statement indicates both the Prior Advisory Agreement and the New Advisory Agreement terminate automatically in the event of an assignment or by shareholders or Board of Directors or by the Adviser on 60 days’ written notice. Please confirm supplementally that the Adviser may not terminate the waiver agreement for at least one year from the effective date of the New Advisory Agreement.

Response: The Company supplementally confirms that the Expense Cap/Reimbursement Agreement discussed on page 6 of the Proxy Statement will remain in effect through at least April 30, 2025, and may not be terminated by the Adviser for at least one year from the effective date of the New Advisory Agreement.

5.Staff Comment: Under the sub-section “Quorum” on page 21 of the Proxy Statement, the disclosure indicates that broker non-votes will be treated as shares present for purposes of determining a quorum but do not represent votes cast for the proposal. However, broker non-votes should not be counted for purposes of quorum for meetings that relate solely to non-routine matters. Investment advisory agreement approvals are considered non-routine matters. Please revise the disclosure to remove the effect of broker non-votes on quorum.

Response: The Company responds by revising the disclosure as follows:

“Quorum. A quorum must be present at the meeting for the transaction of business. Under the Company’s By-Laws, a quorum is defined as the presence, in person or by proxy, of a majority of the issued and outstanding common stock of the Fund entitled to vote at the meeting. Abstentions ~~and broker non-votes (i.e., proxies from brokers or nominees indicating that they have not received instructions from the beneficial owners to vote shares as to a matter with respect to which the brokers or nominees do not have discretionary power to vote)~~, if any, will be treated as shares present for purposes of determining the quorum but do not represent votes cast for ~~the~~ any proposal.”

6.Staff Comment: The Proxy Statement notes that if a quorum is not present or sufficient votes have not been received to approve the proposals, one or more adjournments may be proposed. The Staff notes that postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. Please see Rule 14a-4(d)(4) of the Securities Exchange Act of 1934. Accordingly, please revise the Proxy Statement and form of Proxy Card to include a separate proposal related to the adjournment of the meeting.

Response: The Company will revise the Proxy Statement and Proxy Card to add adjournment of the meeting to solicit additional proxies as a separate proposal.

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If you have any questions regarding the above responses, please contact Adam Smith of U.S. Bank Global Fund Services at (414) 765-6115 or adam.smith6@usbank.com.

BAIRD FUNDS, INC.

/s/ Andrew D. Ketter

Andrew D. Ketter
Assistant Secretary

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